Exhibit 99.2

VERMILION ENERGY INC. REPORT OF VOTING RESULTS (SECTION 11.3 OF NATIONAL INSTRUMENT 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of Vermilion Energy Inc. ("Vermilion") held on April 25, 2019 in Calgary, Alberta. A detailed description of the business of the Meeting is contained in the Proxy Statement and Information Circular dated March 20, 2019 (the "Information Circular") available on Sedar at www.sedar.com.

An aggregate of 92,358,609 common shares of Vermilion (being 60.31% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot, except for matters #1 and #3 on which the votes were conducted by way of show of hands. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at ten (10).

Carried.

2.	Ordinary resolution to approve the election of the following ten nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld

	Number	Percent (%)	Number	Percent (%)
Lorenzo Donadeo	86,392,453	96.67%	2,971,409	3.33%
Larry J. Macdonald	83,500,415	93.44%	5,863,447	6.56%
Carin A. Knickel	87,453,428	97.86%	1,910,434	2.14%
Stephen P. Larke	86,706,021	97.03%	2,657,841	2.97%
Loren M. Leiker	89,106,037	99.71%	257,825	0.29%
Dr. Timothy R. Marchant	89,131,134	99.74%	232,328	0.26%
Anthony Marino	89,115,223	99.72%	248,639	0.28%
Robert Michaleski	86,138,346	96.39%	3,225,516	3.61%
William B. Roby	88,875,205	99.45%	488,657	0.55%
Catherine L. Williams	86,708,713	97.03%	2,655,149	2.97%

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Carried.

4.	Ordinary resolution approving the adoption of, and unallocated entitlements under, the Deferred Share Unit Plan.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
85,607,276	95.79%	3,759,154	4.21%

5.	Ordinary resolution approving unallocated entitlements under, and amendments to, the Vermilion Incentive Plan.

.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
85,495,595	95.67%	3,870,834	4.33

6.       Ordinary resolution approving unallocated entitlements under, and amendments to, Vermilion’s Employee Bonus Plan.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
88,253,004	98.75%	1,113,426	1.25%

7.       Ordinary resolution approving unallocated entitlements under, and amendments to, Vermilion’s Employee Shares Savings Plan.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
88,974,422	99.56%	392,009	0.44%

8.	Ordinary resolution approving unallocated entitlements under, and amendments to, Five-Year Security-Based Compensation Arrangement.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
87,974,455	98.44%	1,391,975	1.56%

9.	Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
83,555,798	93.50%	5,810,633	6.50%

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